Citigroup Funding Inc.	April 27, 2012
Medium-Term Notes, Series D
Pricing Supplement No. 2012 - MTNDG0220
Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 424(b)(2)

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
531,000 PLUS Based on the Value of the S&P 500® Index due May 30, 2013
Performance Leveraged Upside SecuritiesSM
Unlike conventional debt securities, the PLUS offered by this pricing supplement do not pay interest and do not provide for the repayment of the stated principal amount at maturity in all circumstances.  Instead, the PLUS provide for a single payment at maturity that may be greater than, equal to or less than the stated principal amount of the PLUS, depending on the closing value of the S&P 500® Index on the valuation date.  If the closing value of the S&P 500® Index is greater on the valuation date than on the pricing date, investors in the PLUS will participate on a 300% leveraged basis in that appreciation, subject to a maximum total return at maturity of the PLUS of 10%.  If, however, the closing value of the S&P 500® Index is lower on the valuation date than on the pricing date, investors in the PLUS will lose 1% of their stated principal amount for every 1% of that decline.  You should not invest in the PLUS unless you can accept the risk of a significant loss on your investment.

The PLUS are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the PLUS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company. All payments on the PLUS are subject to the credit risk of Citigroup Inc.
FINAL TERMS
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the PLUS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company; however, because the PLUS are not principal protected, you may receive an amount at maturity that is substantially less than the stated principal amount of the PLUS and could be zero.

Aggregate principal amount:	$5,310,000
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see “Underwriting fee and issue price” below)
Pricing date:	April 27, 2012
Original issue date:	May 2, 2012
Maturity date:	May 30, 2013
Underlying index:	S&P 500® Index
Payment at maturity per PLUS:
If the final index value is greater than the initial index value,
●     $10 + leveraged upside payment
However, in no event will the payment at maturity exceed the maximum payment at maturity.
If the final index value is less than or equal to the initial index value,
●     $10 × index performance factor
This amount will be less than or equal to the stated principal amount of $10 and could be zero. There is no minimum payment at maturity on the PLUS.

Maximum payment at maturity:	$11.00 per PLUS (110% of the stated principal amount, equal to a maximum total return at maturity of 10%)
Leveraged upside payment:	$10 × leverage factor × index percent increase
Leverage factor:	300%
Index percent increase:	(final index value - initial index value) / initial index value
Index performance factor:	final index value / initial index value
Initial index value:	1,403.36, the closing value of the underlying index on the pricing date
Final index value:	The closing value of the underlying index on the valuation date
Valuation date:	May 24, 2013, subject to postponement for non-underlying asset business days and certain market disruption events
Interest	None
CUSIP	17318Q509
ISIN:	US17318Q5099
Listing:	The PLUS will not be listed on any securities exchange. Accordingly, the PLUS will have limited or no liquidity. You should not invest in the PLUS unless you are willing to hold them until maturity.
Underwriter:
Citigroup Global Markets Inc., an affiliate of the issuer. See “Additional Information about the PLUS—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.

Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer
Per PLUS	$10.00	$0.20	$9.80
Total	$5,310,000.00	$106,200.00	$5,203,800.00
(1) The actual price to public, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $9.9250 per PLUS. Please see “Syndicate Information” on page PS-13 for further details.
(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the PLUS, is acting as principal and will receive an underwriting fee of $0.20 from Citigroup Funding Inc. for each PLUS sold in this offering. From this underwriting fee, Citigroup Global Markets Inc. will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisers collectively a fixed selling concession of $0.20 for each PLUS they sell. Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the PLUS declines. You should refer to “Risk Factors” and “Additional Information about the PLUS—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement for more information.

Investing in the PLUS involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page PS-5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the PLUS or determined that this pricing supplement and the accompanying PLUS product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The terms of the PLUS are set forth in the accompanying PLUS product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement.  You should read this pricing supplement together with these accompanying documents, each of which can be accessed via the hyperlinks below.

PLUS Product Supplement filed on May 16, 2011: http://www.sec.gov/Archives/edgar/data/831001/000119312511141342/d424b2.htm
Prospectus and Prospectus Supplement filed on May 12, 2011: http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

THE PLUS ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Citigroup Funding Inc.
531,000 PLUS Based on the Value of the S&P 500® Index due May 30, 2013 Performance Leveraged Upside SecuritiesSM

Investment Summary

Performance Leveraged Upside Securities

The PLUS Based on the Value of the S&P 500® Index due May 30, 2013 (the “PLUS”) can be used:

■
As an alternative to direct exposure to the underlying index that enhances returns for a limited range of positive performance of the underlying index from the pricing date to the valuation date (as measured solely on those two dates); however, by investing in the PLUS, you will not be entitled to receive any dividends paid with respect to the stocks that constitute the underlying index, which, as of April 27, 2012, yielded an average of 2.00% per year.  If this average dividend yield remained constant for the term of the PLUS, this would be equivalent to 2.17% (calculated on a simple interest basis) over the approximately 13-month term of the PLUS.  However, it is impossible to predict whether the dividend yield over the term of the PLUS will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.  You should carefully consider whether an investment that does not provide for dividends or periodic interest payments is appropriate for you

■	To enhance returns and potentially outperform the underlying index in a moderately bullish scenario

■
To achieve similar levels of upside exposure to the underlying index as a direct investment, subject to the maximum payment at maturity, while using fewer dollars by taking advantage of the leverage factor

The PLUS are exposed on a 1:1 basis to the negative performance of the S&P 500® Index. There is no minimum payment at maturity on the PLUS.

Maturity:	Approximately 13 months
Principal protection:	None
Leverage factor:	300%
Maximum payment at maturity:	$11.00 per PLUS (110% of the stated principal amount, equal to a maximum total return at maturity of 10%)
Interest:	None
Listing:	None; accordingly the PLUS will have limited or no liquidity.

All payments on the PLUS are subject to the credit risk of Citigroup Inc.

Key Investment Rationale

This approximately 13-month investment offers 300% leveraged upside on the positive performance, if any, of the underlying index from the pricing date to the valuation date (as measured solely on those two dates), subject to a maximum payment at maturity of $11.00 per PLUS (110% of the stated principal amount).

Investors can use the PLUS to leverage returns by a factor of 300% up to the maximum payment at maturity, while maintaining similar downside risk as a direct investment in the underlying index, subject to the credit risk of Citigroup Inc.

The payment scenarios below do not show any effect of lost dividend yield over the term of the PLUS.

Leveraged Performance
The PLUS offer investors an opportunity to capture enhanced returns relative to a direct investment in the underlying index within a limited range of positive performance from the pricing date to the valuation date (as measured solely on those two dates).

Upside Scenario
The closing value of the underlying index is greater on the valuation date than on the pricing date and, at maturity, the PLUS are redeemed for the $10 stated principal amount plus 300% of the index percent increase, subject to a maximum payment at maturity of $11.00 per PLUS (110% of the stated principal amount).

Downside Scenario
The closing value of the underlying index is lower on the valuation date than on the pricing date and, at maturity, the PLUS are redeemed for less than the stated principal amount by an amount proportionate to the decline. This amount will be less than the $10 stated principal amount and could be zero.

April 2012	PS-2

Citigroup Funding Inc.
531,000 PLUS Based on the Value of the S&P 500® Index due May 30, 2013 Performance Leveraged Upside SecuritiesSM

How PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the PLUS for a range of hypothetical percentage changes in the closing value of the underlying index from the pricing date to the valuation date (as measured solely on those two dates).

Investors will not be entitled to receive any dividends paid with respect to the stocks that constitute the underlying index. As of April 27, 2012, the average dividend yield of those stocks was 2.00% per year. If this average dividend yield remained constant for the term of the PLUS, this would be equivalent to 2.17% (calculated on a simple interest basis) over the approximately 13-month term of the PLUS. However, it is impossible to predict whether the dividend yield over the term of the PLUS will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period. You should carefully consider whether an investment that does not provide for dividends or periodic interest payments is appropriate for you. The payment scenarios below do not show any effect of lost dividend yield over the term of the PLUS.

The graph is based on the following terms:

Stated principal amount:	$10 per PLUS
Leverage factor:	300%
Maximum payment at maturity:	$11.00 per PLUS (110% of the stated principal amount)

How it works

■
Upside Scenario. If the final index value is greater than the initial index value, at maturity, investors will receive, for each PLUS held at maturity, the $10 stated principal amount plus 300% of the appreciation of the underlying index from the pricing date to the valuation date (as measured solely on those two dates), subject to the maximum payment at maturity. In the payoff diagram, an investor will realize the maximum payment at maturity at a final index value of 103.33% of the initial index value. The following examples are based on the terms above:

■	If the underlying index appreciates 3%, investors would receive a 9% return, or $10.90 per PLUS, at maturity.

■	If the underlying index appreciates 40%, investors will receive only the maximum payment at maturity of 110% of the stated principal amount, or $11.00 per PLUS.

April 2012	PS-3

Citigroup Funding Inc.
531,000 PLUS Based on the Value of the S&P 500® Index due May 30, 2013 Performance Leveraged Upside SecuritiesSM

■
Downside Scenario. If the final index value is less than or equal to the initial index value, investors will receive an amount that is less than or equal to the $10 stated principal amount, based on a 1% loss of principal for each 1% decline in the underlying index.

■	If the underlying index depreciates 10%, investors would lose 10% of their principal and receive only $9.00 per PLUS, or 90% of the stated principal amount, at maturity.

■	If the underlying index depreciates 50%, investors would lose 50% of their principal and receive only $5.00 per PLUS, or 50% of the stated principal amount, at maturity.

April 2012	PS-4

Citigroup Funding Inc.
531,000 PLUS Based on the Value of the S&P 500® Index due May 30, 2013 Performance Leveraged Upside SecuritiesSM

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying PLUS product supplement and “Risk Factors” in the related prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the PLUS.

■
PLUS do not pay interest or guarantee return of principal. The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest and do not guarantee the return of any of the stated principal amount at maturity. If the final index value is less than the initial index value, the payment at maturity will be an amount in cash that is less than the $10 stated principal amount of each PLUS by an amount proportionate to the decrease in the closing value of the underlying index from the pricing date to the valuation date (as measured solely on those two dates).  There is no minimum payment at maturity on the PLUS, and, accordingly, you could lose your entire investment.

■
Appreciation potential of the PLUS is limited by the maximum payment at maturity. The appreciation potential of the PLUS is limited by the maximum payment at maturity of $11.00 per PLUS, or 110% of the stated principal amount. Although the leverage factor provides 300% exposure to any increase in the final index value over the initial index value, because the payment at maturity will be limited to 110% of the stated principal amount, any increase in the final index value over the initial index value by more than 3.33% of the initial index value will not increase the return on the PLUS.

■
The PLUS are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the PLUS, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the value of the PLUS. Investors are dependent on the ability of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the PLUS, to pay all amounts due on the PLUS at maturity, and, therefore, investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. The PLUS are not guaranteed by any other entity. If Citigroup Inc. defaults on its obligations under the PLUS, your investment would be at risk and you could lose some or all of your investment. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc.’s credit risk is likely to adversely affect the value of the PLUS.

■
The PLUS will not be listed on any securities exchange and secondary trading may be limited. The PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the PLUS. Citigroup Global Markets may, but is not obligated to, make a market in the PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily. Because we do not expect that other broker-dealers will participate significantly in any secondary market that may develop for the PLUS, the price at which you may be able to sell your PLUS is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the PLUS, it is likely that there would be no secondary market for the PLUS. Accordingly, you should be willing to hold your PLUS to maturity.

■
The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets may be willing to purchase the PLUS in secondary market transactions will likely be lower than the issue price, since the issue price includes, and secondary market prices are likely to exclude, underwriting fees paid with respect to the PLUS, as well as the cost of hedging our obligations under the PLUS. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the PLUS may also be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the PLUS or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.  For further information on our use of proceeds and hedging, see “Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?” in the PLUS product supplement.

■
The value of the PLUS prior to maturity will be influenced by many unpredictable factors. Several factors will influence the value of the PLUS prior to maturity and the price at which Citigroup Global Markets may be willing to purchase the PLUS in any secondary market that may develop, including: the value and volatility (frequency and magnitude of changes in value or price) of the underlying index and the stocks that constitute the underlying index, the dividend yield of the stocks that constitute the underlying index, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the underlying index or equities markets generally and that may affect the closing value of the underlying index, interest and yield rates in the market, time remaining until the PLUS mature and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc. The value of the underlying index may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen. See “Information about the S&P 500® Index” below. You may receive less, and possibly significantly less, than the stated principal amount of the PLUS if you try to sell your PLUS prior to maturity.

April 2012	PS-5

Citigroup Funding Inc.
531,000 PLUS Based on the Value of the S&P 500® Index due May 30, 2013 Performance Leveraged Upside SecuritiesSM

■
Potential for a lower comparable yield. The PLUS do not pay any periodic interest. As a result, if the final index value declines or does not increase sufficiently from the initial index value, taking into account the leverage factor, the effective yield on the PLUS, which may be negative, will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

■
Investing in the PLUS is not equivalent to investing in the underlying index or the stocks that constitute the underlying index. Investing in the PLUS is not equivalent to investing in the underlying index or its component stocks. Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index. As of April 27, 2012, the average a dividend yield of the underlying index was 2.00% per year. If this average dividend yield were to remain constant for the term of the PLUS, then, assuming no reinvestment of dividends, you would be forgoing an aggregate yield of 2.17% (calculated on a simple interest basis) by investing in the PLUS instead of investing directly in the stocks that constitute the underlying index or in another investment linked to the underlying index that provides for a pass-through of dividends. However, it is impossible to predict whether the dividend yield over the term of the PLUS will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period. You should carefully consider whether an investment that does not provide for dividends or periodic interest is appropriate for you. The payment scenarios described in this pricing supplement do not show any effect of lost dividend yield over the term of the PLUS.

■
Volatility of the underlying index. Historically, the value of the underlying index has been volatile. From January 3, 2007 to April 27, 2012, the closing value of the underlying index has been as low as 676.53 and as high as 1,565.15. The volatility of the value of the underlying index may result in your receiving at maturity an amount less than the stated principal amount of the PLUS.

■
Adjustments to the underlying index could adversely affect the value of the PLUS. The publisher of the underlying index may add, delete or substitute the stocks constituting the underlying index or make other methodological changes that could change the value of the underlying index. The publisher of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time. In this circumstance, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

■
The calculation agent, which is an affiliate of ours, will make determinations with respect to the PLUS. Citigroup Global Markets, the calculation agent, is an affiliate of ours. As calculation agent, Citigroup Global Markets has determined the initial index value, will determine the final index value and the index percent increase or index performance factor, as applicable, and will calculate the amount of cash, if any, you will receive at maturity. Determinations made by Citigroup Global Markets in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of a market disruption event and the selection of a successor index or calculation of the final index value in the event of a market disruption event, or discontinuance of the underlying index, may adversely affect the payout to you at maturity.

■
Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the PLUS. One or more of our affiliates have hedged our obligations under the PLUS and will carry out hedging activities related to the PLUS (and other instruments linked to the underlying index or the stocks that constitute the underlying index), including trading in stocks that constitute the underlying index, in swaps, futures and/or options contracts on the underlying index and/or the stocks that constitute the underlying index, as well as in other instruments related to the underlying index and/or the stocks that constitute the underlying index. Our affiliates also trade in the stocks that constitute the underlying index and other financial instruments related to the underlying index and the stocks that constitute the underlying index on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the pricing date could have potentially increased the initial index value and, therefore, could have increased the value at which the underlying index must close on the valuation date before an investor receives a payment at maturity that exceeds the issue price of the PLUS. Additionally, such hedging or trading activities during the term of the PLUS, including on the valuation date, could adversely affect the value of the underlying index on the valuation date and, accordingly, the amount of cash, if any, an investor will receive at maturity.

■
The U.S. federal tax consequences of an investment in the PLUS are unclear. There is no direct legal authority regarding the proper U.S. federal tax treatment of the PLUS, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the PLUS are uncertain, and the IRS or a court might not agree with the treatment of the PLUS as prepaid forward contracts. If the IRS were successful in asserting an alternative treatment for the PLUS, the tax consequences of ownership and disposition of the PLUS might be affected materially and adversely. As described below under “Tax considerations,” in 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may well include the PLUS. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect. Both U.S. and non-U.S. persons considering an investment in the PLUS should review carefully the section of the accompanying product supplement entitled “Certain United States Federal Income Tax Considerations” and consult their tax advisers regarding the U.S. federal tax consequences of an investment in the PLUS (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

April 2012	PS-6

Citigroup Funding Inc.
531,000 PLUS Based on the Value of the S&P 500® Index due May 30, 2013 Performance Leveraged Upside SecuritiesSM

Information about the S&P 500® Index

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s Financial Services LLC, consists of 500 component stocks selected to provide a performance benchmark for the large capitalization segment of the U.S. equity markets. The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of 500 similar companies during the base period of the years 1941 through 1943.

Information as of market close on April 27, 2012:

Bloomberg Ticker Symbol:	SPX
Current Value:	1,403.36
52 Weeks Ago:	1,355.66
52 Week High (on 4/02/2012):	1,419.04
52 Week Low (on 10/03/2011):	1,099.23

The following graph sets forth the daily closing values of the underlying index for the period from January 3, 2007 through April 27, 2012. The related table sets forth the published high, low and end-of-quarter closing values of the underlying index for each quarter in the period from January 3, 2007 through April 27, 2012. The closing value of the underlying index on April 27, 2012 was 1,403.36. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification. The historical closing values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the underlying index on the valuation date.

Underlying Index Historical Performance – Daily Closing Values January 3, 2007 to April 27, 2012

April 2012	PS-7

Citigroup Funding Inc.
531,000 PLUS Based on the Value of the S&P 500® Index due May 30, 2013 Performance Leveraged Upside SecuritiesSM

S&P 500® Index	High	Low	Period-End
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,071.66	879.13	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,030.71	1,030.71
Third Quarter	1,148.67	1,022.58	1,141.20
Fourth Quarter	1,259.78	1,137.03	1,257.64
2011
First Quarter	1,343.01	1,256.88	1,325.83
Second Quarter	1,363.61	1,265.42	1,320.64
Third Quarter	1,353.22	1,119.46	1,131.42
Fourth Quarter	1,285.09	1,099.23	1,257.60
2012
First Quarter	1,416.51	1,277.06	1,408.47
Second Quarter (through April 27, 2012)	1,419.04	1,358.59	1,403.36

Additional Information

General. Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this document, including its composition, method of calculation and changes in components, from Standard & Poor’s Financial Services LLC (“S&P”), publicly available sources. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any such publicly available information relating to the S&P 500® Index.

The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the large capitalization segment of the U.S. equity markets. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of April 27, 2012, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of April 27, 2012, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (11.23%), Consumer Staples (10.84%), Energy (11.12%), Financials (14.70%), Health Care (11.35%), Industrials (10.56%), Information Technology (20.38%), Materials (3.46%),

April 2012	PS-8

Citigroup Funding Inc.
531,000 PLUS Based on the Value of the S&P 500® Index due May 30, 2013 Performance Leveraged Upside SecuritiesSM

Telecommunication Services (2.88%) and Utilities (3.48%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE PLUS WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500® Index. On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, S&P completed the full float adjustment of the S&P 500® Index. S&P’s criteria for selecting stocks for the S&P 500® Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

●	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

●	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

●
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total market value of all S&P 500® component stocks relative to the S&P 500® Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500® component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500® component stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period level of the S&P 500® Index.

The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“index maintenance”).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an

April 2012	PS-9

Citigroup Funding Inc.
531,000 PLUS Based on the Value of the S&P 500® Index due May 30, 2013 Performance Leveraged Upside SecuritiesSM

accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.

License Agreement. S&P and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the PLUS.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The PLUS are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the PLUS or any member of the public regarding the advisability of investing in securities generally or in the PLUS particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the PLUS. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the PLUS into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the PLUS to be issued or in the determination or calculation of the equation by which the PLUS are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the PLUS.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE PLUS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

All disclosures contained in this pricing supplement regarding the S&P 500® Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup Funding, Citigroup Inc., Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of such publicly available information.

April 2012	PS-10

Citigroup Funding Inc.
531,000 PLUS Based on the Value of the S&P 500® Index due May 30, 2013 Performance Leveraged Upside SecuritiesSM

Additional Information about the PLUS

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional Provisions
Tax considerations:
Each holder, by purchasing a PLUS, agrees to treat it as a prepaid forward contract for U.S. federal income tax purposes. There is uncertainty regarding this treatment, and the Internal Revenue Service (the “IRS”) or a court might not agree with it.

Assuming this treatment of the PLUS is respected and subject to the discussion in “Certain United States Federal Income Tax Considerations” in the accompanying PLUS product supplement, the following U.S. federal income tax consequences should result under current law:

●    A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange.

●    Upon sale, exchange or settlement of a PLUS at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the PLUS. Such gain or loss should be long-term capital gain or loss if the investor has held the PLUS for more than one year.

Under current law, Non-U.S. Holders generally should not be subject to U.S. federal income or withholding tax with respect to amounts received on the sale, exchange or retirement of their PLUS. Special rules apply to Non-U.S. Holders whose gain on their PLUS is effectively connected with the conduct of a U.S. trade or business or who are individuals present in the United States for 183 days or more in a taxable year.

In 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may well include the PLUS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.

Both U.S. and non-U.S. persons considering an investment in the PLUS should read the discussion under “Certain United States Federal Income Tax Considerations” in the accompanying PLUS product supplement and consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the PLUS, including possible alternative treatments, the issues presented by the 2007 notice, and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as successor trustee under an indenture dated June 1, 2005)
Calculation agent:	Citigroup Global Markets Inc. (“Citigroup Global Markets”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our affiliates.

On or prior to the pricing date, we, through our affiliates or others, hedged our anticipated exposure in connection with the PLUS by taking positions in the stocks that constitute the underlying index, in swaps, options and/or futures contracts on the underlying index and/or on the stocks that constitute the underlying index and/or in any other securities or instruments that we may wish to use in connection with such hedging. Such activity on or prior to the pricing date could have increased the value of the underlying index, and, accordingly, potentially increased the initial index value, and, therefore, increased the value at which the underlying index must close on the valuation date before investors would receive a payment at maturity that exceeds the stated principal amount of the PLUS. We or our affiliates may adjust such hedge during the term of the PLUS, including on or near the valuation date, and such activity could decrease the value of the underlying index and adversely affect the value of and payment at maturity on the PLUS. For

April 2012	PS-11

Citigroup Funding Inc.
531,000 PLUS Based on the Value of the S&P 500® Index due May 30, 2013 Performance Leveraged Upside SecuritiesSM

further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.
ERISA and IRA purchase considerations:
Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the PLUS as long as either (A) (1) no Citigroup Global Markets  affiliate or employee or affiliate’s employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the PLUS or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the PLUS or (B) its acquisition and holding of the PLUS is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the PLUS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney LLC or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of PLUS by the account, plan or annuity. You should refer to the section “ERISA Matters” in the PLUS product supplement for more information.

Fees and selling concessions:
Citigroup Global Markets, an affiliate of Citigroup Funding and the underwriter of the sale of the PLUS, is acting as principal and will receive an underwriting fee of $0.20, subject to the reduction for volume purchase discounts, from Citigroup Funding for each PLUS sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisers collectively a fixed selling concession of $0.20, subject to the reduction for volume purchase discounts, for each PLUS they sell.  See "Syndicate Information" below. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the PLUS declines. You should refer to “Risk Factors” above and “Risk Factors” and “Plan of Distribution; Conflicts of Interest” in the PLUS product supplement for more information.

Supplemental information regarding plan of distribution; conflicts of interest:
Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering of the PLUS will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the PLUS, either directly or indirectly, without the prior written consent of the client. See “Plan of Distribution; Conflicts of Interest” in the accompanying PLUS product supplement for more information.

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated August 26, 2011 among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the PLUS.

Contact:
Morgan Stanley Smith Barney LLC's clients may contact their local Morgan Stanley Smith Barney LLC's branch office or principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (914)225-7000). All other clients may contact their local brokerage representative.

April 2012	PS-12

Citigroup Funding Inc.
531,000 PLUS Based on the Value of the S&P 500® Index due May 30, 2013 Performance Leveraged Upside SecuritiesSM

Syndicate Information

The actual public offering price, the underwriting fee received by Citigroup Global Markets and the selling concession granted to selected dealers per PLUS may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by a particular investor according to the following chart.

Syndicate Information

Aggregate Principal Amount of PLUS for Any Single Investor	Price to Public per PLUS	Underwriting Fee per PLUS	Selling Concession per PLUS
<$1,000,000	$10.0000	$0.2000	$0.2000
>= $1,000,000 and <$3,000,000	$9.9625	$0.1625	$0.1625
>=$3,000,000 and <$5,000,000	$9.9438	$0.1438	$0.1438
>=$5,000,000	$9.9250	$0.1250	$0.1250

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter, if, within 30 days of the offering, the underwriter repurchases the PLUS distributed by such dealers.

This pricing supplement represents a summary of the terms and conditions of the PLUS. We encourage you to also read the accompanying PLUS product supplement, prospectus supplement and prospectus, which can be accessed via the hyperlinks on the front page of this pricing supplement, in connection with your investment in the PLUS.

Validity of the PLUS

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Funding Inc., when the PLUS offered by this pricing supplement have been executed and issued by Citigroup Funding Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such PLUS and the related guarantee of Citigroup Inc. will be valid and binding obligations of Citigroup Funding Inc. and Citigroup Inc. respectively, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the PLUS.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinion set forth below of Douglas C. Turnbull, Associate General Counsel—Capital Markets and Corporate Reporting of Citigroup Inc. and counsel to Citigroup Funding Inc.  In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated April 26, 2012, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on April 26, 2012, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of the trustee and that none of the terms of the PLUS nor the issuance and delivery of the PLUS and the related guarantee, nor the compliance by Citigroup Funding Inc. and Citigroup Inc. with the terms of the PLUS and the related guarantee respectively, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Funding Inc. and Citigroup Inc., as applicable, or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Funding Inc. and Citigroup Inc., as applicable.

In the opinion of Douglas C. Turnbull, Associate General Counsel—Capital Markets and Corporate Reporting of Citigroup Inc. and counsel to Citigroup Funding Inc., (i) the Board of Directors (or a duly authorized committee thereof) of Citigroup Funding Inc. has duly established the terms of the PLUS offered by this pricing supplement and duly authorized the issuance and sale of such PLUS and such authorization has not been modified or rescinded; (ii) each of Citigroup Funding Inc. and Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture dated as of June 1, 2005, among Citigroup Funding Inc., as issuer, Citigroup Inc., as guarantor, and The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank, N.A., has been duly authorized, executed, and delivered by Citigroup Funding Inc. and Citigroup Inc.; and (iv) the execution and delivery of such indenture by Citigroup Funding Inc. and Citigroup Inc. and of the PLUS offered by this pricing supplement by Citigroup Funding Inc., and the performance by each such party of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents.  This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Douglas C. Turnbull, or other internal attorneys with whom he has consulted, have examined and are familiar with originals, or copies certified or otherwise identified to his satisfaction, of such corporate records of Citigroup Funding Inc. and Citigroup Inc., certificates or documents as he has deemed appropriate as a basis for the opinions expressed above. In such examination, he

April 2012	PS-13

Citigroup Funding Inc.
531,000 PLUS Based on the Value of the S&P 500® Index due May 30, 2013 Performance Leveraged Upside SecuritiesSM

or such persons have assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Funding Inc. or Citigroup Inc.), the authenticity of all documents submitted to him or such persons as originals, the conformity to original documents of all documents submitted to him or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

Additional Considerations

If no closing value of the underlying index is available or a market disruption event occurs on the valuation date, the calculation agent may determine the final index value in accordance with the procedures set forth in the PLUS product supplement. In addition, if the underlying index is discontinued, the calculation agent may determine the final index value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the underlying index prior to any such discontinuance. You should refer to the section “Description of the Notes—Discontinuance of an Underlying Index” and “—Alteration of Method of Calculation of an Underlying Index” in the PLUS product supplement for more information.

In case of default in payment at maturity of the PLUS, the PLUS will bear interest, payable upon demand of the beneficial owners of the PLUS in accordance with the terms of the PLUS, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 1.95% per annum on the unpaid amount due.

We reserve the right to withdraw, cancel or modify any offering of the PLUS and to reject orders in whole or in part prior to their issuance.

PLUSSM is a service mark of Morgan Stanley. Used under license.

© 2012 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

April 2012	PS-14